Exhibit 99.1

Gold Royalty Reports Record Revenue in the Second Quarter 2025

Vancouver, British Columbia – July 24, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce its preliminary results for the second quarter of 2025, and details of its quarterly filings and related earnings call. All amounts are expressed in U.S. dollars.

Preliminary Second Quarter 2025 Results

Gold Royalty has achieved record revenue, and Total Revenue, Land Agreement Proceeds and Interest* for both the second quarter and first half of 2025. Total Revenue, Land Agreement Proceeds and Interest* in the second quarter of 2025 increased by approximately 100% to $4.4 million (revenue of $3.8 million) from the second quarter of 2024, equating to 1,346 gold equivalent ounces (“GEOs”)*. For the first half of 2025, Total Revenue, Land Agreement and Proceeds and Interest also increased by 25% from the same period in 2024 to a record $8.0 million (revenue of $6.9 million), equating to 2,595 GEOs.

Further growth in revenue is currently expected through 2025, driven by strong commodity prices supporting the Company’s cash flowing royalties at Canadian Malartic, Côté, Borborema, Cozamin and Borden (Porcupine) and the Vareš copper stream.Gold Royalty maintains its 2025 full-year production guidance 5,700 - 7,000 GEOs as released on March 20, 2025, and expects that production will be more heavily weighted to the second half of the year as recently-started mining operations including Côté, Vareš, and Borborema continue to ramp up towards full production run rates through 2025.

* Total Revenue, Land Agreement Proceeds and Interest and GEOs are each non-IFRS financial measures. See “Non-IFRS Measures” below.

Second Quarter 2025 Results and Webcast Details

Gold Royalty plans to release its financial and operating results for the quarter ending June 30, 2025, after-market on Wednesday, August 6, 2025.

A conference call will be held at 10:00 a.m. ET (7:00 a.m. PT) on Thursday, August 7, 2025, to discuss these results. To participate, please use one of the following methods:

Webinar: Click Here

US (toll-free): 1-866-652-5200

Canada (toll-free): 1-855-669-9657

International: 1-412-317-6060

The second quarter 2025 results presentation will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contacts

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: expectations regarding the Company’s royalties, the Company’s expected GEOs for 2025 and commodities prices. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; and (ii) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended June 30, 2025 and 2024, respectively:

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
(in thousands of dollars)	($)	($)	($)	($)
Royalty	1,981	943	3,097	2,005
Streaming	720	—	1,204	—
Advance minimum royalty and pre-production royalty	877	613	1,955	1,443
Land agreement proceeds	459	401	1,032	2,453
Interest income credited against gold-linked loan	375	258	701	499
Total Revenue, Land Agreement Proceeds and Interest	4,412	2,215	7,989	6,400
Land agreement proceeds credited against other mineral interests	(214)	(163)	(327)	(1,213)
Interest income credited against gold-linked loan	(375)	(258)	(701)	(499)
Revenue	3,823	1,794	6,961	4,688

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended June 30, 2025	3,279	4,412	1,346
For the three months ended June 30, 2024	2,338	2,215	947
For the six months ended June 30, 2025	3,079	7,989	2,595
For the six months ended June 30, 2024	2,157	6,400	2,967